PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS RECORD QUARTERLY PROFIT

    MONTREAL, June 24, 2004 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the second quarter ended May 29, 2004. This was the 26th consecutive profitable quarter for the Company. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	May 29, 2004	May 31, 2003	Change

Net sales	$204,286	$130,242	$74,044	56.9%
Gross margin	29.8%	19.3%	10.5%	54.4%
Net income	$20,553	$1,868	$18,685	1000.3%
Basic income per share	$2.12	$0.19	$1.93	1015.8%
Diluted income per share	$2.07	(a)

Tons sold	251,394	225,899	25,495	11.3%
Tons processed	233,752	196,213	37,539	19.1%
	485,146	422,112	63,034	14.9%

	SIX MONTHS ENDED
	May 29, 2004	May 31, 2003	Change

Net sales	$351,715	$243,015	$108,700	44.7%
Gross margin	28.1%	19.7%	8.4%	42.6%
Net income	$27,589	$3,496	$24,093	689.2%
Basic income per share	$2.84	$0.36	$2.48	688.9%
Diluted income per share	$2.80	(a)

Tons sold	480,301	418,978	61,323	14.6%
Tons processed	441,356	412,785	28,571	6.9%
	921,657	831,763	89,894	10.8%

(a) The stock options were antidilutive.

SECOND QUARTER RESULTS

Sales for the second quarter increased by $74.0 million, or 56.9%, to $204.3 million from $130.2 million for the same period in 2003.

Sales for the six months ended May 29, 2004 increased by $108.7 million, or 44.7%, to $351.7 million from $243.0 million in 2003.

Tons sold and processed in the second quarter of 2004 increased by 63,034 tons, or 14.9%, to 485,146 tons from 422,112 in the second quarter of 2003.

Tons sold and processed for the six months ended May 29, 2004 increased by 89,894 tons, or 10.8%, to 921,657 tons from 831,763 tons in 2003.

The gross margin for the second quarter 2004 increased to 29.8% from 19.3% in 2003.

The gross margin for the six months ended May 29, 2004 increased to 28.1% from 19.7% in 2003.

Net income for the second quarter increased by $18.7 million, or 1,000.3% to $20.6 million, or $2.12 per share (or $2.07 diluted), versus $1.9 million, or $0.19 per share, for the same period in 2003.

Net income for the six months ended May 29, 2004 increased by $24.1 million, or 689.2%, to $27.6 million, or $2.84 per share (or $2.80 diluted), versus $3.5 million, or $0.36 per share for the first six months of 2003.

OPERATIONS

Market conditions were robust during the second quarter as both demand and prices continued to increase and combined to produce record sales and profitability.

Yesterday, the Company announced the installation of its new in-line temper mill and cut-to-length line which is expected to be completed in the fourth quarter 2004. The new temper mill and rotary shear will improve the surface finish and flatness of cut-to-length sheet and plate and will set a new standard for quality in the Eastern Canadian and New England markets.

D. Bryan Jones, President and CEO, commented, "As manufacturers continue to invest in laser cutting technology, Novamerican Steel is committed to delivering higher standards of quality in the sheet and plate markets. Our new temper mill will allow us to supply superior quality product which will enhance the productivity of our customers' laser cutting equipment. The temper mill rolling process will improve surface finish, eliminate coil memory ("springback") and ensure flatness."

OUTLOOK

Looking forward, the Company expects steady demand and firm pricing through the third quarter. While demand is likely to level off due to seasonal shutdowns and vacations, the supply of hot rolled coil should remain tight through August 2004. Management believes that, due to the relatively high price of flat rolled steel, there is still limited steel in the supply chain as service centers and end users remain vigilant with respect to inventory levels.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455.
Visit us at www.novamerican.com.
Conference call: Thursday June 24, 2004 at 9:00 a.m. Please call 514-368-6455 for details.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudinted)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Six months ended
	May 29,	May 31,	May 29,	May 31,
	2004	2003	2004	2003
	$	$	$	$
Net sales	204,286	130,242	351,715	243,015
Cost of sales	143,328	105,050	253,027	195,063
Gross margin	60,958	25,192	98,688	47,952

Operating expenses
Plant	10,197	8,578	20,570	16,845
Delivery	5,205	4,582	9,894	8,445
Selling	3,359	2,901	6,515	5,734
Administrative and general	8,337	5,495	16,026	10,311
	27,098	21,556	53,005	41,335
Operating income	33,860	3,636	45,683	6,617

Interest expense	1,219	1,317	2,530	2,601
Share in income of joint ventures	(111)	(167)	(196)	(314)
	1,108	1,150	2,334	2,287
Income before income taxes	32,752	2,486	43,349	4,330
Income taxes	12,199	618	15,760	834
Net income	20,553	1,868	27,589	3,496

Net income per share
Basic	2.12	0.19	2.84	0.36
Diluted	2.07	(a)	2.80	(a)

Weighted average number of shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000

Comprehensive income
Net income	20,553	1,868	27,589	3,496
Change in cumulative translation adjustment	(1,679)	5,365	(4,045)	8,450
Change in unrealized loss on interest rate swap,
net of deferred income taxes	322	(100)	289	(275)
	19,196	7,133	23,833	11,671

Tons sold	251,394	225,899	480,301	418,978
Tons processed	233,752	196,213	441,356	412,785
	485,146	422,112	921,657	831,763

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 29, 2003	9,700,000	28,404	111,871	5,440	145,715
Net income			27,589		27,589
Changes in cumulative translation adjustment				(4,045)	(4,045)
Change in unrealized loss on interest rate swap,
net of deferred income taxes	-	-	-	289	289
Balance at May 29, 2004	9,700,000	28,404	139,460	1,684	169,548

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended		Six months ended
	May 29,	May 31,	May 29,	May 31,
	2004	2003	2004	2003
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	20,553	1,868	27,589	3,496
Adjustments to reconcile net income to net cash from
(used for) operating activities
Depreciation and amortization	2,307	1,711	4,289	3,356
Share in income of joint ventures	(111)	(167)	(196)	(314)
Deferred income taxes	804	(43)	750	(350)
Loss (gain) on disposal of property, plant and equipment	(16)	(3)	451	(7)
Changes in working capital
Accounts receivable	(20,538)	(2,816)	(34,778)	(2,886)
Income taxes receivable	-	(966)	595	(2,196)
Inventories	(3,740)	10,819	(21,800)	6,328
Prepaid expenses and other	337	171	(674)	(1,211)
Accounts payable and accrued liabilities	5,201	(2,753)	10,108	(6,560)
Income taxes payable	7,580	(128)	8,389	(3,908)
Net cash from (used for) operating activities	12,376	7,693	(5,276)	(4,252)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	-	-	(161)	(2,278)
Distribution from a joint venture	-	-	255	-
Additions to property, plant and equipment	(2,626)	(1,917)	(4,692)	(4,255)
Proceeds from disposal of property, plant and equipment	29	93	2,421	97
Other assets	(75)	-	(124)	(2)
Net cash used for investing activities	(2,672)	(1,824)	(2,301)	(6,438)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(1,240)	788	(2,557)	14,216
Proceeds from long-term debt	2,679	(739)	15,746	553
Repayment on long-term debt	(9,522)	(6,174)	(12,225)	(7,944)
Net cash from (used for) financing activities	(8,083)	(6,125)	964	6,825

Effect of exchange rate changes on cash and cash equivalents	(165)	395	(297)	588
Net increase (decrease) in cash and cash equivalents	1,458	139	(6,911)	(3,277)
Cash and cash equivalents, beginning of period	2,897	4,174	11,265	7,590
Cash and cash equivalents, end of period	4,354	4,313	4,354	4,313

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	1,488	1,310	2,316	2,695
Income taxes paid	3,988	1,279	6,140	5,396

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	May 29,	May 31,	November 29,
	2004	2003	2003
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4,354	4,313	11,265
Accounts receivable	113,718	76,861	81,991
Income taxes receivable	-	2,028	595
Inventories	111,926	87,663	92,876
Prepaid expenses and other	1,974	2,049	1,326
Deferred income taxes	1,505	1,197	1,656
	233,477	174,111	189,709
Investments in joint ventures	3,298	11,765	3,356
Property, plant and equipment	101,183	87,350	105,510
Goodwill	12,791	12,629	12,629
Other assets	1,258	1,533	1,452
	352,007	287,388	312,656

LIABILITIES
Current liabilities
Current portion of long-term debt	4,936	6,349	7,109
Bank indebtedness	15,454	19,475	18,863
Accounts payable and accrued liabilities	83,183	60,265	75,631
Income taxes payable	8,239	-	-
	111,812	86,089	101,603
Long-term debt	55,714	57,506	50,553
Fair value of interest rate swap	1,271	2,976	1,812
Deferred income taxes	13,662	9,279	12,973
	182,459	155,850	166,941

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	139,460	102,285	111,871
Accumulated other comprehensive income	1,684	849	5,440
	169,548	131,538	145,715
	352,007	287,388	312,656